UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 28, 2025, Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved to effect share consolidations of all the issued and outstanding and authorized and unissued ordinary shares of the Company (the “Ordinary Shares”) be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares, at any one time or multiple times during a period of up to two years after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:4,000 (the ”Range”), to be determined by the Company’s Board in its sole discretion. (the “Share Consolidation”).

On December 14, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- two hundred and twenty (220) and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s Ordinary Shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “OCG” on January 16, 2026. The current pre-split number of Ordinary Shares outstanding is 381,521,594 with a par value of $0.00025 and the post-split number of Ordinary Shares outstanding will be approximately 1,738,189 with a par value of $0.055.  The new CUSIP number for the Company’s Ordinary Shares post-consolidation is G6796W123. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The Company’s shareholders will receive one post-consolidation Ordinary Share for every two hundred and twenty pre-consolidation Ordinary Shares held by them. No fractional shares will be issued and the fractional shares will be round up at the participant level with DTC in connection with the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

On January 8, 2026, the Board approved a special cash dividend to all shareholders of the Company. The dividend amount will be US$0.05 per share. The record date for the special cash dividend will be January 22, 2026 and the payment date will be February 9, 2026. The special dividend will be paid on the post-consolidation basis after the one (1)- for- two hundred and twenty (220) share consolidation of the Ordinary Shares of the Company with a market effective date on January 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: January 13, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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